                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check one): [ ] Form 10-K  [ ] Form 20-F   [ ] Form 11-K
             [X] Form 10-Q  [ ] Form N-SAR  [ ] Form N-CSR

             For Period Ended: June 30, 2005
             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR
             For the Transition Period Ended:
                                             ----------------------------------

--------------------------------------------------------------------------------
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

Warwick Valley Telephone Company
--------------------------------------------------------------------------------
Full Name of Registrant

--------------------------------------------------------------------------------
Former Name if Applicable

47 Main Street
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Warwick, New York  10990
--------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     |   (a)      The reason described in reasonable detail in Part III of this
     |            form could not be eliminated without unreasonable effort or
     |            expense
     |
     |   (b)      The subject annual report, semi-annual report, transition
     |            report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
[X]  |            N-CSR, or portion thereof, will be filed on or before the
     |            fifteenth calendar day following the prescribed due date; or
     |            the subject quarterly report or transition report on Form
     |            10-Q, or portion thereof, will be filed on or before the fifth
     |            calendar day following the prescribed due date; and
     |
     |   (c)      [The accountant's statement or other exhibit required by Rule
     |            12b-25(C) has been attached if applicable.

PART III - NARRATIVE

See below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

SEC  1233(07-03)   PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                   CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE
                   FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

PART III - NARRATIVE

The Company is unable to file its Quarterly Report on Form 10-Q by the prescribed filing deadline without unreasonable effort or expense as it is still in the process of finalizing its Annual Report on Form 10-K for the year ended December 31, 2004. Furthermore, as previously disclosed, the Annual Report has been delayed despite the extensive effort on the part of the Company to complete the evaluation of the Company's internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002. Management continues to devote significant time, effort and expense in preparing its financial statements and performing its evaluation of internal controls over financial reporting. With the continued redirection of personnel and resources in connection with the ongoing efforts to complete management's assessment of both the effectiveness of the Company's internal controls over financial reporting, the Company is still in the process of finalizing its financial statements for 2004 Annual Report on Form 10-K, the Quarterly Report on Form 10-Q for the three months ended March 31, 2005 and the Quarterly Report on Form 10-Q for the three months and six months ended June 30, 2005. Management does not expect that it will complete its Section 404 assessment by August 15. The Company currently expects the Annual Report to be filed in September, the Quarterly Reports on Form 10-Q will be filed shortly thereafter.

CoBank, the lender under its major credit facility, gave the Company a waiver from the resulting default relating to the Company's delay in filing audited statements. The waiver was effective through July 15, 2005. However, given that the Company has been unable to file audited statements as of July 15, 2005, and the filing deadline has not been further extended, CoBank could declare an Event of Default that could accelerate the maturity of all amounts then outstanding and seek to collect those amounts. The Company intends to seek an extension on the waiver from CoBank to coincide with the reporting dates referred to above. As of the time this 12b-25 was filed, CoBank has taken the matter under review but no formal decision has been made as to whether an additional waiver will be granted to the Company. Also, as previously disclosed, the Company has requested from Nasdaq an extension of the Company's July 29, 2005 deadline for complying with Nasdaq's listing requirements. The Company was informed by Nasdaq on August 10, 2005 that an extension had been granted until September 30, 2005.

As previously disclosed, the Company has identified certain material weaknesses in the design and operating effectiveness of internal control over financial reporting. Furthermore, as the Company continues with its evaluation of internal controls over financial reporting, additional control deficiencies may be identified and those control deficiencies may also represent one or more material weaknesses. The existence of one or more material weaknesses as of December 31, 2004 precludes a conclusion by management that the Company's internal controls over financial reporting was effective as of that date.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Michael Cutler                845                 986-2223
         --------------                ---                 --------
            (Name)                  (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed? If answer is no, identify report(s). [ ] Yes   [X] No
--------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On a year over year basis, for the three months ended June 30, 2005, total Operating Revenues are expected to decline approximately $0.5 million (or 8%) principally due to a decrease in revenues from network access charges, long distance network services and sales and other ancillary revenues, including circuit revenues, reciprocal compensation, billing and collection, co-location rent and inside wiring revenues. The Company's Operating Expense is expected to increase $0.45 million (or 7%) mostly due to increased professional fees for services related to ongoing efforts to comply with Section 404 of the Sarbanes-Oxley Act. Consequently, net income is expected to decrease $0.19 million (or 10%). Earnings from equity investments, primarily from the Company's limited partnership interest in the Orange County-Poughkeepsie Limited Partnership are expected to decline $0.19 million (or 7%). The Company realized an approximately $0.9 pretax gain upon the release of funds held in escrow associated with previously announced sale of the Company's interest in DataNet.

On a year over year basis for the six months ended June 30, 2005, total Operating Revenues are expected to decline $0.85 million (or 6%) principally due to a decrease in revenues from network access charges, long distance network services and sales and other ancillary revenues, including circuit revenues, reciprocal compensation, billing and collection, co-location rent and inside wiring revenues. The Company's Operating Expense is expected to increase $0.58 million (or 4%) mostly due to increased professional fees for services related to ongoing efforts to comply with Section 404 of the Sarbanes-Oxley Act. Consequently, net income is expected to decrease $0.33 million (or 8%). Earnings from equity investments for the six months ended June 30, 2005, mainly the Company's limited partnership interest in the Orange County-Poughkeepsie Limited Partnership decreased 1%. The Company realized an approximately $0.9 pretax gain upon the release of funds held in escrow associated with its previously announced sale of the Company's interest in DataNet.

--------------------------------------------------------------------------------


                        WARWICK VALLEY TELEPHONE COMPANY
                   ------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date August 10, 2005                    By  /s/ Michael Cutler
     -----------------                      ------------------------------------
                                            Michael Cutler, Vice President & CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
--------------------------------------------------------------------------------
            INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
--------------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).